May 9, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Dalrada Financial Corporation
Registration Statement on Form S-2 (File No. 333-55874)

Ladies and Gentlemen:

        Pursuant to Rule 477 Regulation C, promulgated under the Securities Act of 1933, as amended, Dalrada Financial Corporation (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S-2 (File No. 333-55874) filed February 20, 2001, together with all exhibits and amendments thereto (the "Registration Statement").

        The Registration Statement was filed to register 22,000,000 shares of common stock underlying $850,000 of convertible promissory notes bearing interest at the rate of eight percent (8%) per annum, due December 12, 2003. The Registration Statement is being withdrawn as a result of turnover in the Company’s personnel and lack of funds to pay the outside attorney’s to complete the registration process to become effective. No securities were sold or exchanged pursuant to the Registration Statement.

        The Company requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. Please issue an order granting withdrawal of the Registration Statement and deliver by facsimile a copy of such order to the undersigned care of Owen Naccarato, Esq. at (949) 851-9262.

        If you have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (858) 277-5300 or Owen M. Naccarato at (949) 851-9261.

Very truly yours,
Dalrada Financial Corporation
By:	/s/ Brian Bonar Name: Brian Bonar
Title: Chief Executive Officer